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                              September 11, 2020

       Chris Christensen
       Chief Executive Officer
       iCap Vault 1, LLC
       3535 Factoria Blvd. SE, Suite 500
       Bellevue, WA 98006

                                                        Re: iCap Vault 1, LLC
                                                            Amendment No. 4 to
Registration Statement on Form S-11
                                                            Filed August 28,
2020
                                                            File No. 333-236458

       Dear Mr. Christensen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 6, 2020 letter.

       Amendment No. 4 to Registration Statement on Form S-11

       General

   1. We note your response to comment 1. We continue to note disclosure throughout the prospectus that you
"may pay investors Interest Rate Premiums...." Please revise to clarify that you are
paying interest rate premiums to investors in this offering.
                                                        Additionally, the
disclosure on page 55 states that after the first year for interest rate premiums number 1 and 3
the company will be deemed to have renewed the offer for an
                                                        additional 1-year
period. Please tell us if the company has any discretion to change the interest rate premium
after the first year and whether there is a termination date for the interest rate premiums.
Also, please disclose the interest rate premiums in the summary section of your
prospectus.
 Chris Christensen
iCap Vault 1, LLC
September 11, 2020
Page 2
2. We note your response to comment 5 in our July 15, 2020 letter that you do not intend to enter into an Intercreditor Agreement in the near term. However, your disclosure on page
      39 appears to discuss provisions in an Intercreditor Agreeement. Please disclose that you have not entered into an Intercreditor Agreement and that you do not intend to enter into one in the near term.
Interest Rate Premium Rewards Program, page 55

3.    We note your statement that    [i]f an investor invests in the Notes as a
client of a
      Registered Investment Advisor with whom the company has a selling agreement, the
      Company will pay an Interest Rate Premium of 1.00%    .    It is unclear
from your
      disclosure how an investor will know whether they will qualify to receive this premium at the time of their investment. Please revise to clarify how you will inform investors whether they qualify for this interest rate premium at the time of their investment.
       You may contact Isaac Esquivel at 202-551-3395 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                          Sincerely,
FirstName LastNameChris Christensen
                                                          Division of
Corporation Finance
Comapany NameiCap Vault 1, LLC
                                                          Office of Real Estate
& Construction
September 11, 2020 Page 2
cc:       Laura Anthony
FirstName LastName